October 9, 2019

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

RE:	The Macerich Company
Form 10-K for the year ended December 31, 2018
Filed February 25, 2019
Form 10-Q for the quarterly period ended June 30, 2019
Filed August 5, 2019
File No. 001-12504

Dear Ms. Monick:

We are writing in response to your letter dated October 3, 2019, setting forth the additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 10-Q for the quarterly period ended June 30, 2019 (the “Form 10-Q) of The Macerich Company (the “Company”). For your convenience, your comment is restated in italics prior to the Company’s response to the comment below.

Form 10-Q for the quarterly period ended June 30, 2019

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations (“FFO”), page 42

1.

We note your response to comment 1 of our letter dated September 12, 2019. We are unclear how your exclusion of the Chandler Freehold financing expense is consistent with the commonly understood industry definition of FFO. Please revise future filings to retitle the measure or remove the related adjustment.

The Company acknowledges the Staff’s comment and will retitle the measure in future filings.

Ms. Jennifer Monick

Securities and Exchange Commission

October 9, 2019

If you have any questions, please feel free to contact me at (310) 394-6000.

Sincerely,

The Macerich Company

/s/ Scott W. Kingsmore
Scott W. Kingsmore Executive Vice President, Treasurer and Chief Financial Officer

cc:	David Roberts
Goodwin Procter LLP